Pricing Term Sheet	Issuer Free Writing Prospectus
Dated May 8, 2014	Filed Pursuant to Rule 433
Registration Statement No. 333-193117
supplementing the Preliminary
Prospectus Supplement dated May 7, 2014
(To Prospectus dated December 30, 2013)

Cobalt International Energy, Inc.

3.125% Convertible Senior Notes due 2024

The information in this pricing term sheet relates to Cobalt International Energy, Inc.’s offering of its 3.125% Convertible Senior Notes due 2024 (the “Offering”) and should be read together with the preliminary prospectus supplement dated May 7, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated December 30, 2013, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and relating to the Registration Statement No. 333-193117.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Cobalt International Energy, Inc. (“Cobalt”)

Ticker / Exchange:	CIE / The New York Stock Exchange (“NYSE”)

Notes:	3.125% Convertible Senior Notes due 2024 (the “Notes”)

Aggregate principal amount offered (excluding the underwriters’ over-allotment option):	$1,150,000,000

Public offering price, underwriting discounts and proceeds, before expenses, to Cobalt:	The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to Cobalt:

	Per Note	Total
Public offering price	$1,000.00	$1,150,000,000.00
Underwriting discounts	$22.50	$25,875,000.00
Proceeds, before expenses, to us	$977.50	$1,124,125,000.00

Underwriters’ over-allotment option:	$150,000,000 aggregate principal amount of Notes

Trade date:	May 8, 2014

Settlement date:	May 13, 2014

Interest:	The Notes will bear interest at a rate equal to 3.125% per annum from May 13, 2014

Interest payment dates:	May 15 and November 15 of each year, beginning on November 15, 2014

Stated maturity date:	May 15, 2024

NYSE last reported sale price on May 7, 2014:	$18.45 per share of Cobalt common stock

Conversion premium:	Approximately 25% above the NYSE last reported sale price on May 7, 2014

Initial conversion price:	Approximately $23.06 per share of common stock

Initial conversion rate:	43.3604 shares of common stock per $1,000 principal amount of Notes

Joint book-running managers:	Goldman, Sachs & Co.
RBC Capital Markets, LLC

Co-managers:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Lazard Capital Markets LLC

CUSIP/ISIN:	19075F AB2 / US19075FAB22

Optional redemption:

Cobalt may not redeem the Notes prior to May 15, 2019. On or after May15, 2019, Cobalt may redeem for cash all or any portion of the Notes, at its option, but only if the Last Reported Sale Price (as defined in the Preliminary Prospectus Supplement under “Description of Notes—Conversion Rights—Settlement Upon Conversion”) of its common stock for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading-day period ending on, and including, the second trading day immediately preceding the date on which Cobalt provides notice of redemption, exceeds $30.00 (subject to adjustment as described in the Preliminary Prospectus Supplement under “Description of Notes—Optional Redemption”) on each applicable trading day. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. No sinking fund is provided for the Notes.

Cobalt will give notice of any redemption not less than 30 calendar days nor more than 60 calendar days before the redemption date. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Fundamental change:

If Cobalt undergoes a “fundamental change” (as defined in the Preliminary Prospectus Supplement under “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”), subject to certain conditions, holders of the Notes may require Cobalt to repurchase for cash all or part of their Notes in principal amounts of $1,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Preliminary Prospectus Supplement.

Use of proceeds:

Cobalt expects to receive net proceeds from the Offering of approximately $1,123,125,000 (or approximately $1,269,750,000 if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and estimated offering expenses payable by Cobalt. Cobalt intends to use the net proceeds to it from the Offering to fund its capital expenditures and for general corporate purposes.

Adjustment to conversion rate upon a make-whole fundamental change:

The table below sets forth the number of additional shares, if any, of common stock to be added to the conversion rate per $1,000 principal amount of Notes that are converted in connection with a “make-whole fundamental change” as described in the Preliminary Prospectus Supplement, based on the stock price and effective date of the make-whole fundamental change.

	Stock Price
Effective Date	$18.45	$19.00	$20.00	$21.50	$23.06	$26.00	$30.00	$37.50	$45.00	$60.00	$75.00	$100.00	$125.00
May 13, 2014	10.8401	10.8401	10.8401	9.4853	8.1922	6.3551	4.6344	2.6710	1.6240	0.7046	0.3327	0.0619	0.0000
May 15, 2015	10.8401	10.8401	10.0642	8.5806	7.3321	5.5929	4.0021	2.2395	1.3324	0.5782	0.2730	0.0451	0.0000
May 15, 2016	10.8401	10.3178	9.1373	7.6764	6.4704	4.7954	3.3314	1.7821	1.0245	0.4462	0.2090	0.0267	0.0000
May 15, 2017	10.8401	9.5427	8.3376	6.8498	5.6302	4.0074	2.6316	1.2960	0.7021	0.3102	0.1425	0.0084	0.0000
May 15, 2018	10.8401	8.9541	7.6482	6.0520	4.7658	3.0892	1.7927	0.7049	0.3482	0.1609	0.0700	0.0000	0.0000
May 15, 2019	10.8401	8.8519	7.3909	5.5465	3.9970	1.8681	0.0197	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2020	10.8401	9.1596	7.6409	5.6946	4.0895	1.8784	0.0202	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2021	10.8401	9.5667	7.9553	5.9185	4.2073	1.9042	0.0235	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2022	10.8401	9.9111	8.2258	6.0875	4.3160	1.9226	0.0258	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2023	10.8401	9.9077	8.1021	5.8797	4.0754	1.7238	0.0139	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
May 15, 2024	10.8401	9.2711	6.6396	3.1512	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                 If the stock price is greater than $125.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•                 If the stock price is less than $18.45 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 54.2005 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Cobalt has filed a registration statement (including the Preliminary Prospectus Supplement dated May 7, 2014 and the accompanying prospectus dated December 30, 2013) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and documents incorporated by reference therein which Cobalt has filed with the SEC for more complete information about Cobalt and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., 200 West St., New York, NY 10282, Attention: Prospectus Department, by calling 866-471-2526 or by emailing prospectusi-ny@ny.email.gs.com, or RBC Capital Markets, LLC, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate, by calling 877-822-4089 or by faxing 212-428-6260.

This communication should be read in conjunction with the Preliminary Prospectus Supplement dated May 7, 2014 and the accompanying prospectus dated December 30, 2013. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in such Preliminary Prospectus Supplement and accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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